SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                            Cole National Corporation
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    193290103
                                 (CUSIP Number)

                                December 13, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [X]   Rule 13d-1(c)
         [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 193290103
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person                    HAL HOLDING N.V., a
         S.S. or I.R.S. Identifica-                  Netherlands Antilles
         tion No. of Above Person                    Company
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                   (a) _______________________
         if a Member of a Group
                                                     (b) _______________________
--------------------------------------------------------------------------------
3.       S.E.C. Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of                     Netherlands Antilles
         Organization
--------------------------------------------------------------------------------
Number of Shares           (5) Sole Voting Power
Beneficially                                         0
Owned by Each              (6) Shared Voting
Reporting Person               Power                 2,315,000
with                       (7) Sole Dispositive
                               Power                 0
                           (8) Shared Dispositive
                               Power                 2,315,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person              2,315,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares                                      [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented
         by Amount in Row 9                          15.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person                    HC
--------------------------------------------------------------------------------

CUSIP NO. 193290103
          ---------
--------------------------------------------------------------------------------
1.       Name of Reporting Person                    HAL INTERNATIONAL N.V., a
         S.S. or I.R.S. Identifica-                  Netherlands Antilles
         tion No. of Above Person                    Company
--------------------------------------------------------------------------------
2.       Check the Appropriate Box                   (a) _______________________
         if a Member of a Group
                                                     (b) _______________________
--------------------------------------------------------------------------------
3.       S.E.C. Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of                     Netherlands Antilles
         Organization
--------------------------------------------------------------------------------
Number of Shares           (5) Sole Voting Power
Beneficially                                         0
Owned by Each              (6) Shared Voting
Reporting Person               Power                 2,315,000
with                       (7) Sole Dispositive
                               Power                 0
                           (8) Shared Dispositive
                               Power                 2,315,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially
         Owned by Each Reporting Person              2,315,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares                                      [ ]
--------------------------------------------------------------------------------
11.      Percent of Class Represented
         by Amount in Row 9                          15.6%
--------------------------------------------------------------------------------
12.      Type of Reporting Person                    CO
--------------------------------------------------------------------------------

Item 1              (a)      Name of Issuer:

                             Cole National Corporation

                    (b)      Address of Issuer's Principal Executive Offices:

                             5915 Landerbrook Drive
                             Mayfield Heights, Ohio 44124

Item 2              (a)      Names of Persons Filing:

                             (1)  HAL Holding N.V., a Netherlands Antilles
                                  Company
                             (2) HAL International N.V., a Netherlands Antilles Company

                    (b)      Address of Principal Business Office:

                             c/o HAL Holding N.V.
                             5 Avenue des Citronniers
                             MC 98000 Monaco

                    (c)      Citizenship:

                             Netherlands Antilles

                    (d)      Title of Class of Securities:

                             Common Stock, par value $.001 per share (the
                             "Shares")

                    (e)      CUSIP Number:

                             193290103

Item 3 If this statement is filed pursuant to either Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                             Not applicable.

Item 4              Ownership

                    (a)      Amount Beneficially Owned:
                             2,315,000

                    (b)      Percent of Class:
                             15.6%

                    (c)      Number of Shares as to which such person has:

                             (i)      Sole power to vote or direct the vote:  0

                             (ii)     Shared power to vote or direct the vote:
                                      2,315,000

                             (iii)    Sole power to dispose or direct the
                                      disposition of:  0

                             (iv) Shared power to dispose or direct the disposition of: 2,315,000

                    All of the Shares listed above are directly owned by HAL International N.V. HAL Holding N.V. owns all the outstanding shares of HAL International N.V. All decisions regarding voting and disposition of the Shares are made by HAL International N.V. through its board of directors and HAL Holding N.V. through its executive board. As such, HAL Holding N.V. may be deemed to have shared voting and dispositive power over the Shares which are or may be deemed to be beneficially owned by HAL International N.V. but Hal Holding N.V. disclaims such beneficial ownership.

                    HAL Trust holds all shares of HAL Holding N.V. The Trustees of HAL Trust act in accordance with the instructions of the shareholders of HAL Trust. Mr. M. van der Vorm and Mr. O.J. van der Vorm may be deemed to control two entities that together control a majority of voting power of the shares of the HAL Trust. They disclaim beneficial ownership of the Shares which are or may be deemed to be beneficially owned by HAL International N.V.

Item 5              Ownership of Five Percent or Less of a Class

                    Not applicable.

Item 6              Ownership of More than Five Percent on Behalf of Another
                    Person

                    See Item 4.

Item 7 Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

                    See Item 4.

Item 8              Identification and Classification of Members of the Group

                    Not applicable.

Item 9              Notice of Dissolution of Group

                    Not applicable.

Item 10             Certification

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 9, 2000

                                 HAL HOLDING N.V.
                                 A Netherlands Antilles Company

                                 By: /s/ Martijn van der Vorm
                                 ----------------------------
                                 Name: Martijn van der Vorm
                                 Title:


                                 HAL INTERNATIONAL N.V.
                                 A Netherlands Antilles Company

                                 By: /s/ Martijn van der Vorm
                                 ----------------------------
                                 Name: Martijn van der Vorm
                                 Title:

                                    EXHIBITS

Exhibit 1: The "Joint Filing Agreement" is hereby incorporated by reference to
           Exhibit 1 to the Statement on Schedule 13G dated December 10, 1998.